UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

BLUE BIRD CORPORATION
(Name Of Subject Company (Issuer) And Filing Person (Offeror))
Common Stock, par value $0.0001 per share
(Title of Class of Securities)

095306106
(CUSIP Number of Common Stock)

Paul Yousif
General Counsel and Corporate Treasurer
Blue Bird Corporation
3920 Arkwright Road, Suite 200
Macon, Georgia 31210
(478) 822-2801
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
Michael E. Lubowitz, Esq.
Eoghan P. Keenan, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required because the filing relates solely to preliminary communications made before the commencement of a tender offer.
☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.
Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

On August 8, 2018, certain executives from Blue Bird Corporation, a Delaware corporation (“Blue Bird” or the “Company”), on an earnings call commencing at 4:30 P.M. Eastern Time via teleconference and live audio webcast (the “Earnings Conference Call”), discussed among other things the Company’s intention to commence a repurchase program by means of an issuer tender offer for up to $50 million in value of shares of its common stock.

The following is an excerpted transcript of portions of the Earnings Conference Call. It does not purport to be a complete or error-free statement or summary of the conference call.

Philip Horlock, Chief Executive Officer:

“Finally, as you know, we strive to create shareholder value. As I'm sure you're all aware we initiated two, in fact, stock repurchase programs this past year. I'm pleased to announce that our Board of Directors has approved a $50 million tender offer to repurchase shares at a premium to market. We expect to initiate this tender offer in mid-September and will release further details at that time.”

Philip Horlock, Chief Executive Officer:

“Finally, we're pleased to announce, as we did earlier, another shareholder value initiative a $50 million share repurchase tender offer that we expect to launch by mid-September providing shareholder with a premium to market price.”

In addition, it was indicated on the Earnings Conference Call that the Company would use a combination of new debt and cash to fund the tender offer.

Additional Information Regarding the Tender Offer
The tender offer described in this document (the “Offer”) has not yet commenced and may not be commenced. This press release is for informational purposes only. This document is not a recommendation to buy or sell Blue Bird common stock or any other securities, and it is neither an offer to purchase nor a solicitation of an offer to sell Blue Bird common stock or any other securities. Should Blue Bird decide to proceed with the Offer, Blue Bird will file a tender offer statement on Schedule TO-I, including an offer to purchase, letter of transmittal and related materials, with the United States Securities and Exchange Commission (the “SEC”) on the commencement date of the Offer. The Offer will only be made pursuant to the offer to purchase, letter of transmittal and related materials filed as a part of the Schedule TO-I. Stockholders should read carefully the offer to purchase, letter of transmittal and related materials if and when they become available because they would contain important information, including the various terms of, and conditions to, the Offer. When the Offer is commenced, stockholders will be able to obtain a free copy of the tender offer statement on Schedule TO-I, the offer to purchase, letter of transmittal and other documents that Blue Bird files with the SEC at the SEC’s website at www.sec.gov or from the investor relations section of Blue Bird’s website at www.blue-bird.com.